1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 10, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC August 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sept 10, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for August 2019: On a consolidated basis, revenues for August 2019 were approximately NT$106.12 billion, an increase of 25.2 percent from July 2019 and an increase of 16.5 percent from August 2018. Revenues for January through August 2019 totaled NT$650.58 billion, an increase of 0.6 percent compared to the same period in 2018.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)

Period	August 2019	July 2019	M-o-M Increase (Decrease) %	August 2018	Y-o-Y Increase (Decrease) %	January to August 2019	January to August 2018	Y-o-Y Increase (Decrease) %
Net Revenues	106,118	84,758	25.2	91,055	16.5	650,578	646,781	0.6

TSMC Spokesperson: Wendell Huang VP & CFO Tel: 886-3-5055901	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
Aug.	Net sales	106,117,619	91,055,038
Jan. – Aug.	Net sales	650,578,287	646,781,444

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	55,682,913	24,657,680
TSMC Global**	410,151,004	31,380,000

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	388,453,645	2,611,233

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	60,202,686
	Mark to Market Profit/Loss	228,775
	Unrealized Profit/Loss	209,335
Expired Contracts	Notional Amount	337,565,246
	Realized Profit/Loss	677,171
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,590,638
	Mark to Market Profit/Loss	(59,024)
	Unrealized Profit/Loss	(85,368)
Expired Contracts	Notional Amount	84,463,274
	Realized Profit/Loss	(329,273)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	545,450
	Mark to Market Profit/Loss	(2,851)
	Unrealized Profit/Loss	(3,216)
Expired Contracts	Notional Amount	2,144,217
	Realized Profit/Loss	(11,413)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,142,126
	Mark to Market Profit/Loss	(9,547)
	Unrealized Profit/Loss	(4,781)
Expired Contracts	Notional Amount	24,444,772
	Realized Profit/Loss	(4,998)
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,828,424
	Mark to Market Profit/Loss	1,514
	Unrealized Profit/Loss	(24,487)
Expired Contracts	Notional Amount	15,655,149
	Realized Profit/Loss	23,904
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(40,481)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,509,306
	Mark to Market Profit/Loss	(2,889)
	Unrealized Profit/Loss	152,062
Expired Contracts	Notional Amount	33,582,876
	Realized Profit/Loss	(408,043)
Equity price linked product (Y/N)		N